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                             December 20, 2021

       Greg C. Garland
       Chairman of the Board of Directors and Chief Executive Officer
       Phillips 66
       2331 CityWest Boulevard
       Houston, Texas 77042

                                                        Re: Phillips 66
                                                            Registration
Statement on Form S-4
                                                            Filed December 10,
2021
                                                            File No. 333-261605

       Dear Mr. Garland:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your
registration statement until our comments relating to your Form 10-
                                                        K for the fiscal year
ended December 31, 2020 have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Greg C. Garland
Phillips 66
December 20, 2021
Page 2

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any questions.



                                                          Sincerely,
FirstName LastNameGreg C. Garland
                                                          Division of
Corporation Finance
Comapany NamePhillips 66
                                                          Office of Energy &
Transportation
December 20, 2021 Page 2
cc:       Thomas G. Brandt, Esq.
FirstName LastName